

August 24, 2010

Mr. Mark E. Ties
Chief Financial Officer
XATA Corporation
965 Prairie Center Drive
Eden Prairie, MN 55344

      Re: **XATA Corporation**
              Form 10-Q for the Quarterly Period Ended March 31, 2010
              File No. 000-27166

Dear Mr. Ties:

We have reviewed your letter dated July 29, 2010 in connection with the above-referenced filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 14, 2010.

Form 10-Q for the Quarterly Period Ended March 31, 2010

Note 3. Turnpike Global Technologies, Inc. and Turnpike Global Technologies LLC Acquisition, page 16

1. We are considering your response to prior comment 1 and have the following further comments:
    - Refer to "Management's Response" to ASC 815-40-15-7 on page 3. Please explain why you believe that there are no contingent exercise provisions. Our understanding is that issuance of the shares is dependent upon the satisfaction of two performance criteria related to minimum revenues and minimum new subscribers during each of three earnout periods.

    - Please confirm that each earnout period is an individual unit of account. That is, each earnout period or anniversary is independent of each other and if met would result in the issuance of shares regardless of whether the other targets are met. Each earnout period is an all or nothing arrangement in achieving the minimum targets at each anniversary (i.e., targets are not cumulative).

You may contact Tamara Tangen at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief